Exhibit 99.1

Bitfarms’ Newly Appointed CEO to Participate Today in a Fireside Chat Hosted by H.C. Wainwright

- CEO Ben Gagnon to present alongside Bitfarms CFO, Jeff Lucas -

Toronto, Ontario and Brossard, Québec (July 17, 2024) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global vertically integrated Bitcoin data center company, announces its participation in a virtual fireside chat hosted by H.C. Wainwright.

Event Details:

Hosted By:	Mike Colonnese, Managing Director and Senior Crypto & Blockchain Analyst at H.C. Wainwright

Bitfarms Participants:	Ben Gagnon, CEO and Jeff Lucas, CFO

When:	Wednesday, July 17th from 4:00 - 5:00pm ET

Link to Register:	Register

Advance registration is recommended but not necessary. This session will be recorded, and a replay will be available on the Events section of the Bitfarms’ Investor Relations website.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated data centers with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operational data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca